EXHIBIT 1

SHARE PURCHASE AGREEMENT

August 14, 2005

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SHARE PURCHASE AGREEMENT
THIS AGREEMENT made as of the 14th day of August, 2005,
B E T W E E N:

BRASCAN CORPORATION,
a corporation incorporated under the laws of the
Province of Ontario,

(hereinafter called “Brascan”),

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BRASCADE CORPORATION,
a corporation incorporated under the laws of
Canada,

(hereinafter called “Brascade”),

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6287042 CANADA LIMITED,
a corporation incorporated under the laws of
Canada,

(hereinafter called “Holdco”),

(Brascan, Brascade and Holdco are hereinafter together
called the “Vendors”),

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1184760 ALBERTA LTD.,
a corporation incorporated under the laws of the
Province of Alberta,

(hereinafter called the “Purchaser”),

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XSTRATA PLC,
a public limited company under the laws of England
and Wales,

(hereinafter called the “Guarantor”),
          WITNESSES THAT in consideration of the respective covenants, agreements, representations, warranties and indemnities herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties covenant and agree as follows:
ARTICLE 1
INTERPRETATION

1.1	Defined Terms.
          For the purpose of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:
“acting jointly or in concert” has the meaning attributed to that phrase in the Securities Act (Ontario);
“Affiliate” shall have the meaning attributed to that term in the Securities Act (Ontario);
“Articles” means the articles of association of XCC and the resolution of the managing director of XCC expected to be passed and adopted by the shareholders of XCC in relation to the Debenture;
“Business Day” means any day, other than a Saturday or a Sunday, on which banks in Toronto, Ontario, London, UK and Zug, Switzerland are open for business;
“CBCA” means the Canada Business Corporations Act, as amended;
“Closing Agreements” means Note A, Note B, the Xstrata Guarantee and the Pledge Agreement;
“Closing Date” means the date hereof or such other date as may be mutually agreed upon by the Vendors and the Purchaser;
“Common Shares” means the common shares in the capital of the Corporation;
“Contract” means any agreement, indenture, contract, lease, deed of trust, licence, option, instrument or other commitment, whether written or oral;
“Corporation” means Falconbridge Limited, a corporation existing under the laws of the Province of Ontario;
“Debenture” has the meaning specified in section 2.3(b);
“Debenture Issue Date” means the date the Debenture, or in circumstances where section 2.3(c) applies, the Substitute Debenture, is issued;
“Deed Poll” means the deed poll expected to be entered into by the Guarantor in relation to the conversion rights and share exchange rights pursuant to the terms of the Debenture, or in circumstances where section 2.3(c) applies, the Substitute Debenture;

“Encumbrance” means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, exception, reservation, easement, right of occupation, any matter capable of registration against title, option, right of pre-emption, privilege or any Contract to create any of the foregoing;
“Guarantee” means the guarantee expected to be entered into by the Guarantor in relation to the Debenture or in circumstances where section 2.3(c) applies, the Substitute Debenture;
“Junior Preference Shares” means the junior preference shares in the capital of the Corporation which at the date hereof are beneficially owned and/or controlled, directly or indirectly, by the Vendors;
“Note A” has the meaning set out in section 2.2;
“Note B” has the meaning set out in section 2.2;
“Ordinary Shares” has the meaning specified in the Subscription Agreement;
“Pledge Agreement” has the meaning set out in section 8.2(b);
“Preference Shares” has the meaning specified in the Subscription Agreement;
“Purchase Price” has the meaning set out in section 2.2;
“Purchased Shares” has the meaning set out in section 2.1;
“Subscription Agreement” means the subscription agreement in the form attached as Schedule F to be entered into between XCC, the Guarantor and Holdco;
“Substitute Debenture” has the meaning set out in section 2.3(c);
“Substitute Issuer” has the meaning set out in section 2.3(c);
“Substitute Subscription Agreement” has the meaning set out in section 2.3(c);
“Terms and Conditions” means the terms and conditions on which the Debenture will be issued, or in circumstances where section 2.3(c) applies, the Substitute Debenture;
“Time of Closing” means 10:00 p.m. (Toronto time) on the Closing Date;
“XCC” means Xstrata Capital Corporation A.V.V., a company incorporated with limited liability in Aruba; and
“Xstrata Guarantee” means the guarantee contemplated by section 8.2(c).

1.2	Knowledge.
          References in this Agreement to the “knowledge” of the Vendors or the Guarantor means the actual knowledge of senior management of Brascan and Brascade, in the case of the Vendors, and of the Guarantor in the case of the Guarantor, in each case without further inquiry.

1.3	Currency.
          Unless otherwise indicated, all dollar amounts referred to in this Agreement are expressed in Canadian dollars.

1.4	Sections and Headings.
          The division of this Agreement into sections and the insertion of headings are for convenience of reference only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to an Article, section, subsection, clause or a Schedule refers to the specified Article, section, subsection or clause of or Schedule to this Agreement.

1.5	Entire Agreement.
          This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as herein provided.

1.6	Time of Essence.
          Time shall be of the essence of this Agreement.

1.7	Applicable Law.
          This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable therein, and each party hereby irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of such province and all courts competent to hear appeals therefrom.

1.8	Severability.
          If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct.

1.9	Successors and Assigns.
          This Agreement shall enure to the benefit of and shall be binding on and enforceable by the parties and, where the context so permits, their respective successors and permitted assigns. No party may assign any of its rights or obligations hereunder without the prior written consent of the other party.

1.10	Amendment and Waivers.
          No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided.
ARTICLE 2
PURCHASE AND SALE OF PURCHASED SHARES

2.1	Purchase and Sale of Purchased Shares.
          Subject to the terms and conditions hereof, at the Time of Closing Holdco covenants and agrees to sell, assign and transfer to the Purchaser and the Purchaser covenants and agrees to purchase from Holdco 73,115,756 issued and outstanding Common Shares (the “Purchased Shares”).

2.2	Purchase Price.
          The purchase price payable by the Purchaser to Holdco for the Purchased Shares (the “Purchase Price”) shall be Cdn.$28.00 per Purchased Share. The Purchase Price shall be payable at the Time of Closing as follows:
(a)	the Purchaser shall issue to Holdco a secured promissory note in the form set out in Schedule A (“Note A”), guaranteed by the Guarantor, in the principal amount of U.S.$1,327,345,890; and
(b)	the Purchaser shall issue to Holdco a secured promissory note in the form set out in Schedule B (“Note B”), guaranteed by the Guarantor, in the principal amount of U.S.$375,000,000, which shall constitute full discharge of the Purchase Price for the Purchased Shares.

2.3	Direction of Proceeds, Subscription and Issue of Debenture.
     (a) Holdco agrees and directs that the proceeds from the repayment of the principal amount (but for greater certainty not the interest) of Note B shall be paid to XCC in full satisfaction of the subscription price payable by Holdco to XCC for the Debenture.
     (b) Pursuant to the Subscription Agreement Holdco agrees to subscribe for and purchase the Debenture (as defined below), and the Guarantor agrees to procure that XCC shall issue a guaranteed convertible debenture of XCC in the aggregate paid-up amount of U.S.$375,000,000 (the “Debenture”) on the Debenture Issue Date at the Issue Price (being a price of 100% of the principal amount of the Debenture) and on the terms set out in the term sheet for the Debenture attached hereto as Schedule C and the Subscription Agreement, subject to such modifications as the Guarantor and the Vendors may, acting reasonably, agree; and

provided that Holdco may direct, prior to the Debenture Issue Date, that the Debenture be issued in the name of a direct or indirect wholly-owned subsidiary of Brascan. The Guarantor agrees to execute and deliver, and to cause the Purchaser to execute and deliver, the Subscription Agreement to Holdco, and Holdco agrees to execute and deliver the Subscription Agreement to the Guarantor and the Purchaser, on August 15, 2005.
     (c) If the Guarantor is unable to procure the issuance by XCC of the Debenture on or by September 15, 2005, then the Guarantor agrees to procure that a direct or indirect wholly-owned subsidiary of the Guarantor other than XCC (the “Substitute Issuer”) will issue to Holdco, on or before the maturity date of Note B (as defined therein), a guaranteed convertible debenture (the "Substitute Debenture”) in the same principal amount and on the same terms and conditions in all material respects (other than the identity and jurisdiction of organization of the Substitute Issuer) as provided in Schedule C and having tax consequences for Holdco that are not demonstrably less advantageous to Holdco than the Debenture, subject to such modifications as the Guarantor and the Vendors may, acting reasonably, agree; and provided that Holdco may direct, prior to the date the Substitute Debenture is issued, that the Substitute Debenture be issued in the name of another direct or indirect wholly-owned subsidiary of Brascan.
     (d) Holdco agrees that in circumstances where section 2.3(c) applies it will enter into a subscription agreement (the “Substitute Subscription Agreement”) with the Substitute Issuer and the Guarantor on terms and conditions substantially the same as the Subscription Agreement (and which shall include provisions substantially similar in respect of the Substitute Issuer and the Substitute Debenture as sections 4.5, 4.8 and 4.10) and will subscribe for and purchase the Substitute Debenture pursuant to the terms of the Substitute Subscription Agreement, on the Debenture Issue Date, and the Guarantor agrees to execute and deliver and to cause the Substitute Issuer to execute and deliver the Substitute Subscription Agreement. Holdco agrees and directs that in such circumstances the proceeds from the repayment of the principal amount (but for greater certainty, not the interest) of Note B shall be paid to the Substitute Issuer in full satisfaction of the subscription price for the Substitute Debenture payable by Holdco to the Substitute Issuer.

2.4	Adjustment of Purchased Shares and Purchase Price — Competition Act.
     (a) Notwithstanding any other provision hereof, the parties agree the indirect purchase and sale of the Purchased Shares is to be effected as an acquisition of voting shares not notifiable under Part IX of the Competition Act (Canada) (the “Competition Act”) and that the aggregate number of Purchased Shares is not to exceed 20% of the Common Shares outstanding at the Time of Closing (the “Permitted Number of Purchased Shares”). If for any reason the aggregate number of Purchased Shares would exceed or exceeded the Permitted Number of Purchased Shares (the amount by which the aggregate number of Purchased Shares would exceed or exceeded the Permitted Number of Purchased Shares being referred to as the “Excess Number of Purchased Shares”), the number of Purchased Shares shall be reduced by an amount equal to the Excess Number of Purchased Shares and the cash portion of the Purchase Price shall be reduced in the manner provided in section 2.4(b) (the “Purchase Price Reduction”).
     (b) If the Purchaser and the Vendors are notified: (i) prior to the Time of Closing, that at the Time of Closing an Excess Number of Purchased Shares will exist, the number of

Purchased Shares shall be reduced by the Excess Number of Purchased Shares and the Purchase Price payable by the Purchaser to Holdco at the Time of Closing and the principal amount of Note A shall be reduced by the Purchase Price Reduction; or (ii) after the Time of Closing, that at the Time of Closing an Excess Number of Purchased Shares existed, within ten Business Days after the date the Purchaser and the Vendors are so notified (A) the Purchaser shall transfer to Holdco the Excess Number of Purchased Shares and (B) Holdco shall repay to the Purchaser an amount of cash equal to the Purchase Price Reduction. For greater certainty, no decrease in the number of outstanding Common Shares after the Time of Closing which would result in the number of Purchased Shares exceeding 20% of the Common Shares shall give rise to an adjustment hereunder.

2.5	Adjustment of Purchase Price — Price Protection.
     (a) If at any time in the nine-month period following the date of this Agreement (the “Price Protection Period”):
(i)	the Guarantor or any of its Affiliates or any person acting jointly or in concert with the Guarantor makes an offer or proposal to the Corporation respecting, or publicly announces an intention to undertake, an amalgamation or merger with, or an arrangement involving, the Corporation (or other similar transaction) pursuant to which the Guarantor will directly, or indirectly through an Affiliate, or any person acting jointly or in concert with the Guarantor, acquire all or a majority portion of the business of the Corporation; or
(ii)	the Guarantor or any of its Affiliates or any person acting jointly or in concert with the Guarantor makes an offer or proposal to the Corporation respecting, or publicly announces an intention to undertake, a take-over bid by take-over bid circular in compliance with applicable Canadian securities laws, after giving effect to which the Guarantor, if successful, would beneficially own directly or indirectly through an Affiliate, and together with any person acting jointly or in concert with the Guarantor, a majority of the Common Shares;
(any such transaction being a “Price Protection Transaction”) then within five business days following the completion by the Guarantor or its Affiliate of the Price Protection Transaction the Guarantor will pay, or cause an Affiliate to pay, to the Vendors the Adjustment Payment (as defined below), if applicable, in immediately available funds.
     (b) Holdco will be entitled to receive an additional amount on account of each of the Purchased Shares (the “Adjustment Payment”) equal to the amount by which the consideration per Common Share received by the holders of the Corporation’s Common Shares pursuant to the Price Protection Transaction (the “Greater Price”) exceeds the Purchase Price.
     (c) If all or any portion of the Greater Price is in the form of:
(i)	cash, the consideration shall be valued based on the face value of the cash,

(ii)	publicly traded securities, the consideration shall be valued based on the closing price of such securities on the date of the completion of the Price Protection Transaction on the published market on which the greatest volume of trading in such securities occurred over the twenty trading days preceding such date,
(iii)	securities that are not publicly traded until the date of the completion of the Price Protection Transaction, the consideration shall be valued based on the closing price of such securities on the five trading days following the completion of the Price Protection Transaction on the published market on which the greatest volume of trading in such securities occurred over such period, or
(iv)	any other consideration, the consideration shall be valued at its fair market value as the Vendors and the Purchaser shall mutually agree, acting reasonably.
     (d) If all or any portion of the consideration forming the Greater Price has a value expressed in a currency other than Canadian dollars, then the value of that consideration will be expressed in Canadian dollars based upon a conversion rate of exchange equal to the noon spot rate quoted by the Bank of Canada on the date of the completion of the Price Protection Transaction for the purchase of Canadian dollars using the currency in which the consideration (or portion thereof) was originally denominated.
     (e) In the event of any disagreement between the Parties with respect to the calculation of the value of the Greater Price, the matter will be submitted to an internationally recognized firm of chartered accountants to be agreed upon by the parties, provided that such firm may not be the auditors of either Brascan or the Guarantor. The decision of such firm of chartered accountants as to the value of the Adjustment Payment will be final and binding on the parties.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE VENDORS
          The Vendors jointly and severally represent and warrant to the Purchaser as follows and acknowledge that the Purchaser is relying on such representations and warranties in connection with its purchase of the Purchased Shares:

3.1	Organization.
          Brascan is a corporation validly existing under the laws of the Province of Ontario and has the corporate power to enter into this Agreement and to perform its obligations hereunder. Holdco is a corporation validly existing under the laws of Canada and has the corporate power to own the Purchased Shares, to enter into this Agreement and to perform its obligations hereunder.

3.2	Authorization and Enforceability.
          This Agreement has been duly authorized, executed and delivered by each of the Vendors and is a legal, valid and binding obligation of each of the Vendors enforceable against each of the Vendors by the Purchaser in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

3.3	No Other Agreements to Purchase.
          No person other than the Purchaser has any written or oral agreement or option or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase or acquisition from the Vendors of any of the Purchased Shares.

3.4	Ownership of Purchased Shares.
          Holdco is the beneficial owner of the Purchased Shares, with good and marketable title thereto, free and clear of all Encumbrances and, without limiting the generality of the foregoing, none of the Purchased Shares is subject to any voting trust, shareholder agreement or voting agreement. The Purchased Shares are listed and posted for trading on the Toronto Stock Exchange and, subject to compliance with section 2.5 of Multilateral Instrument 45-102, will be freely tradable under Canadian securities laws.

3.5	No Violation.
          The execution and delivery of this Agreement by each of the Vendors and the consummation of the transactions herein provided for will not result in either:
     (a) the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any obligation of the Vendors or, to the knowledge of the Vendors, the Corporation under:
(i)	any Contract to which any the Vendors or, to the knowledge of the Vendors, the Corporation is a party and which is material to any of the Vendors or by which any of them is, or any of their properties are, bound or which in the case of the Corporation is material to the Corporation;
(ii)	of any provisions of the constating documents, by-laws or resolutions of the board of directors (or any committee thereof) or shareholders of the Vendors or, to the knowledge of the Vendors, the Corporation and which is material to the Corporation;
(iii)	any judgment, decree, order or award of any court, governmental body or arbitrator having jurisdiction over any of the Vendors or, to the knowledge of the Vendors, the Corporation and which is material to the Corporation;

(iv)	any licence, permit, approval, consent or authorization held by any of the Vendors or, to the knowledge of the Vendors, the Corporation in either case necessary for the ownership of the Purchased Shares or, to the knowledge of the Vendors, the operation of the Corporation’s business and which is material to the Corporation; or
(v)	any applicable law, statute, ordinance, regulation or rule; or
     (b) the creation or imposition of any Encumbrance on any of the Purchased Shares or, to the knowledge of the Vendors, any of the material property or assets of the Corporation.

3.6	Consents and Approvals.
          There is no requirement for any of the Vendors to make any filing with, give any notice to or to obtain any licence, permit, certificate, registration, authorization, consent or approval of, any governmental or regulatory authority as a condition to the lawful sale of the Purchased Shares as contemplated by this Agreement. There is no requirement under any Contract relating to the Corporation to which any of the Vendors or, to the knowledge of the Vendors, the Corporation is a party or by which any of the Vendors or, to the knowledge of the Vendors, the Corporation, is bound to give any notice to, or to obtain the consent or approval of, any party to such agreement, instrument or commitment relating to the sale of the Purchased Shares as contemplated by this Agreement.

3.7	No Actions, Proceedings.
          There is no action, proceeding or investigation (whether or not purportedly on behalf of any of the Vendors) pending or, to the knowledge of the senior officers of any of the Vendors without further inquiry, threatened, against or affecting any of the Vendors or, to the knowledge of the Vendors, the Corporation, at law or in equity, before or by any court or federal, provincial, municipal or other governmental department, commission, board or agency, domestic or foreign, which questions the validity of the purchase and sale of the Purchased Shares or any action taken or to be taken by any of the Vendors pursuant to this Agreement or the Closing Agreements.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND THE GUARANTOR
          The Purchaser and the Guarantor jointly and severally represent and warrant to the Vendors as follows and acknowledge that the Vendors are relying on such representations and warranties in connection with their sale of the Purchased Shares:

4.1	Organization.
          The Purchaser is a corporation validly existing under the laws of the Province of Alberta and has the corporate power to enter into this Agreement and the Closing Agreements to which it is a party and to perform its obligations hereunder and thereunder. The Guarantor is validly existing as a public limited company under the laws of England and Wales and has the corporate power to enter into this Agreement and the Closing Agreements to which it is a party and to perform its obligations hereunder and thereunder.

4.2	Authorization.
          The transaction contemplated by this Agreement has been duly authorized, and this Agreement and the Closing Agreements to which it is a party have been duly executed and delivered by the Purchaser and are legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser by the Vendors in accordance with their terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

4.3	Funding.
          The Purchaser and Guarantor have made adequate arrangements to ensure that sufficient funds are, or will at the time of maturity of Note A and Note B be, available for the Purchaser to complete the purchase contemplated by this Agreement and for the Purchaser and the Guarantor to fulfill their respective obligations under this Agreement and the Closing Agreements to which they are a party.

4.4	No Violation.
          The execution and delivery of this Agreement and the Closing Agreements by the Purchaser and the Guarantor and the consummation of the transactions herein provided for will not result in either:
     (a) the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any obligation of the Purchaser or the Guarantor under:
(i)	any Contract to which the Purchaser or the Guarantor is a party and which is material to the Purchaser or the Guarantor, as applicable, or by which either of them is, or any of their material properties are, bound;
(ii)	any confidentiality agreement entered into between the Guarantor or any of its Affiliates and the Corporation;
(iii)	any provision of the constating documents, by-laws or resolutions of the board of directors (or any committee thereof) of the Purchaser or the Guarantor or shareholder of the Purchaser;
(iv)	any judgment, decree, order or award of any court, governmental body or arbitrator having jurisdiction over the Purchaser or the Guarantor;
(v)	any license, permit, approval, consent or authorization held by the Purchaser or the Guarantor and necessary for the completion of the transaction contemplated by this Agreement or the operation of the Guarantor’s business; or

(vi)	any applicable law, statute, ordinance, regulation or rule; or
     (b) the creation or imposition of any Encumbrance on the Debenture or any of the material property or assets of the Guarantor.

4.5	XCC and the Debenture.
     (a) XCC is duly incorporated and validly existing under the laws of Aruba.
     (b) All the shares of capital stock of XCC are owned beneficially, directly or indirectly, by the Guarantor, and there is no agreement outstanding for the issue of further capital stock of XCC to any person who is not a direct or indirect subsidiary of the Guarantor, other than the Existing Convertibles (as such term is defined in Schedule C hereto).
     (c) The Subscription Agreement will at the Debenture Issue Date be, duly authorized, executed and delivered by each of XCC and the Guarantor and will constitute on the Debenture Issue Date, valid and legally binding obligations of each of XCC and the Guarantor, enforceable against XCC and the Guarantor by Holdco (or such other person who may be the subscriber for the Debenture) in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.
     (d) The Guarantee and the Deed Poll have each been or will at the Debenture Issue Date be, duly authorized by the Guarantor and, when executed and delivered on the Debenture Issue Date, will constitute a valid and legally binding obligation of the Guarantor, enforceable against the Guarantor by Holdco (or such other person who may be the subscriber for the Debenture) in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction;
     (e) The issue of the Debenture and the Preference Shares have been or will at the Debenture Issue Date be, duly authorized by XCC and, when duly executed, issued and delivered the Debenture will constitute a valid and legally binding obligation of XCC, enforceable against XCC by Holdco (or such other person who may be the subscriber for the Debenture) in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.
     (f) No action, consent, approval, authorization, filing or thing is required to be taken, fulfilled or done (including without limitation the obtaining of any material consent or licence or the making of any filing or registration) by or on behalf of XCC and/or the Guarantor in the United Kingdom, Aruba, Ontario or Switzerland for the amendment of the Articles of XCC required for the transactions envisaged by the Subscription Agreement, the issue of the Debenture, the issue of the Preference Shares upon conversion of the Debenture, the issue of the Ordinary Shares in exchange for the Preference Shares upon conversion of the Debenture, except for (i) those which have been, or will prior to the Debenture Issue Date be, obtained and are, or will on the Debenture Issue Date be, in full force and effect; and (ii) the filing of notices of private placement and the payment of the filing fees therefor, which filings will be made and fees paid on a timely basis, and (iii) the application to the United Kingdom Financial Services

Authority to list the Ordinary Shares acquired in exchange for the Preference Shares, which the Guarantor covenants to make before the issuance of such Ordinary Shares.
     (g) The amendment of the Articles of XCC, the execution and delivery of the Subscription Agreement, the Guarantee and the Deed Poll, the issue of the Debenture, the issue of the Preference Shares upon conversion of the Debenture, the issue of the Ordinary Shares in exchange for the Preference Shares upon conversion of the Debenture, the carrying out of the other transactions contemplated by the Subscription Agreement, the Guarantee and the Deed Poll and compliance with their terms and those of the Debenture will not on the Debenture Issue Date result in:
(i)	the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any obligation of XCC or the Guarantor under:
(A)	any Contract to which XCC or the Guarantor is a party and which is material to XCC or the Guarantor, as applicable, or by which either of them is, or any of their material properties are, bound;
(B)	any provision of the constating documents, by-laws or resolutions of the board of directors (or any committee thereof) of XCC or the Guarantor or the shareholder of XCC;
(C)	any judgment, decree, order or award of any court, governmental body or arbitrator having jurisdiction over XCC or the Guarantor;
(D)	any licence, permit, approval, consent or authorization held by XCC or the Guarantor and necessary for the completion of the transaction contemplated by the Subscription Agreement or the operation of the Guarantor’s business; or
(E)	any applicable law, statute, ordinance, regulation or rule; or
(ii)	the creation or imposition of any Encumbrance on the Debenture.
     (h) XCC has available for issue and the authority to allot, free from pre-emption rights, sufficient authorized but unissued Preference Shares to enable the conversion rights and all other rights of subscription for, and conversion of the Debenture into, Preference Shares to be satisfied in full at the initial conversion rate provided for in the Debenture as set forth in the Terms and Conditions.
     (i) The Guarantor has available for issue and has authority to allot, free from pre-emption rights, sufficient authorized but unissued Ordinary Shares to enable the conversion rights and all other rights of subscription for, and exchange of Preference Shares issued upon conversion of the Debenture into, Ordinary Shares to be satisfied in full at the initial Exchange Price (as defined in the Terms and Conditions).
     (j) The Debenture, when executed, issued and delivered by XCC, will be freely tradeable under the laws of England and Wales by the holder thereof, subject to any restrictions on the transfer of the Debenture imposed by agreement or contract to which the holder is a party or by which it is bound.
     (k) Any Ordinary Shares allotted and issued in exchange for the Preference Shares upon conversion of the Debenture will rank pari passu in all respects with the Ordinary Shares in issue on the Conversion Date (as defined in the Terms and Conditions).
     (l) The Preference Shares to be issued on conversion of the Debenture, and the Ordinary Shares to be issued in exchange for the Preference Shares upon conversion of the Debenture, will be fully-paid, will not be subject to calls for further funds, will be free from all liens, charges, encumbrances and other third party rights and will be freely tradable by the holder thereof.

4.6	Consents and Approvals.
          There is no requirement for the Purchaser or the Guarantor to make any filing with, give any notice to or to obtain any licence, permit, certificate, registration, authorization, consent or approval of, any governmental or regulatory authority as a condition to the purchase of the Purchased Shares, or the fulfillment by the Guarantor and the Purchaser of the terms of this Agreement, except reports of private placement and the payment of the corresponding fees to any required securities regulatory authorities. There is no requirement under any Contract to which the Purchaser or the Guarantor is a party or by which either of them is bound to give any notice to, or to obtain the consent or approval of, any party to such agreement, instrument or commitment relating to the purchase of the Purchased Shares by the Purchaser.

4.7	Ownership of Common Shares.
          Neither the Purchaser nor the Guarantor, nor, to the knowledge of the Guarantor, any person acting jointly or in concert with the Purchaser or the Guarantor, beneficially owns, directly or indirectly, or is the registered holder of any Common Shares.

4.8	No Actions, Proceedings.
          There is no action, proceeding or investigation (whether or not purportedly on the Guarantor’s behalf) pending or, to the actual knowledge of the senior officers of the Guarantor without further inquiry, threatened, against or affecting the Purchaser or the Guarantor, at law or in equity, before or by any court or federal, provincial, municipal or other governmental department, commission, board or agency, domestic or foreign, which questions the validity of the issuance of the Debenture by XCC or of any action taken or to be taken by either of them pursuant to this Agreement or the Closing Agreements.

4.9	Compliance with Agreements Relating to Indebtedness.
          The Guarantor is in compliance with all covenants under any agreement, indenture or instrument securing or otherwise relating to any material indebtedness of the Guarantor, and no default on the part of the Guarantor exists under any agreement, indenture or instrument securing or otherwise relating to any material indebtedness of the Guarantor.

4.10	No Material Change.
          Neither the Guarantor nor the Purchaser has any knowledge of any fact relating to XCC or the Guarantor that has not been publicly disclosed and that would be material to an investor in debt or securities of XCC or Ordinary Shares, other than any of the matters contemplated by this Agreement and the Closing Agreements.
ARTICLE 5
SURVIVAL OF REPRESENTATIONS AND WARRANTIES

5.1	Survival of Representations and Warranties.
          To the extent that they have not been fully performed at or prior to the Time of Closing, the covenants, representations and warranties of the parties contained in this Agreement and any agreement, instrument, certificate or other document executed or delivered pursuant hereto, except as otherwise expressly provided in any agreement, instrument, certificate or other document executed or delivered pursuant to this Agreement, shall survive the closing of the transactions contemplated hereby until December 31, 2006 and, notwithstanding such closing nor any investigation made by or on behalf of the Purchaser, shall continue in full force and effect for the benefit of the Purchaser, in respect of the Vendors, and for the Vendors in respect of the Purchaser and the Guarantor during such period, except that:
     (a) the representations and warranties set out in section 3.2 and section 3.4 shall survive and continue in full force and effect without limitation of time; and
     (b) a claim for any breach of any of the representations and warranties contained in this Agreement or in any agreement, instrument, certificate or other document executed or delivered pursuant hereto involving fraud or fraudulent misrepresentation may be made at any time following the Closing Date, subject only to applicable limitation periods imposed by law.
ARTICLE 6
COVENANTS

6.1	Conduct Prior to Closing.
          Without in any way limiting any other obligations hereunder, during the period from the date hereof to the Time of Closing, each of the parties hereto shall use its best efforts to take and cause to be taken all necessary corporate action, steps and proceedings to approve or authorize, validly and effectively, the completion of the transactions contemplated hereby.

6.2	Voting of Junior Preference Shares.
          From and after the Time of Closing, the Vendors agree that until such time as a nominee of the Guarantor has otherwise been elected or appointed to the board of directors of the Corporation:; (i) they will exercise, or cause to be exercised, the voting rights appertaining to any Junior Preferences Shares beneficially owned from time to time by the Vendors or any other Affiliate of Brascan to nominate and vote for one individual who the Guarantor has, acting reasonably, approved as a nominee to serve as a director of the Corporation; (ii) if requested to do so by the Purchaser or the Guarantor, they will cause one of their two current nominees serving as a director of the Corporation who is intended to represent the holders of the Junior Preference Shares to resign as a director, unless prior to such request one of the Vendors’ current nominees as a director of the Corporation has already resigned without being requested by the Purchaser or Guarantor to do so, and on not less than 14 days’ prior written notice to the Purchaser and Guarantor, and (iii) prior to any meeting of shareholders of the Corporation at which directors of the Corporation to represent the holders of the Junior Preference Shares are to be elected, the Vendors shall notify the Purchaser and the Guarantor of the time and place of the meeting and the deadline by which the Vendors must exercise, or cause to be exercised, their rights to approve the person for whom the Vendors will vote their Junior Preference Shares for election as a director.

6.3	Standstill and Right of First Offer for Junior Preference Shares.
     (a) The Vendors covenant and agree that for a period of 60 days from the Closing Date they will not, and will cause their Affiliates not to sell, transfer, assign or otherwise divest any Junior Preference shares, other than to another Affiliate of Brascan, and thereafter if any Vendor (the “Offeror”) desires to sell directly or through any Affiliate any of the Junior Preference Shares beneficially owned by it (the “Offered Shares”), the Offeror shall deliver a written notice (the “Selling Notice”) indicating such intention to the Purchaser. Such Selling Notice shall set forth (i) the number of Offered Shares the Offeror wishes to sell and (ii) the price per share (the “Offer Price”) which must be a value expressed in Canadian or United States dollars. The Offeror will not be entitled to exercise its rights under this section 6.3 unless all of the Offered Shares to be sold are free and clear of any Encumbrances.
     (b) Following the receipt of a Selling Notice, the Purchaser shall be entitled to respond in writing to the Offeror within 48 hours (provided that there are at least two Business Days during such 48 hours). If the Purchaser is willing to purchase all of the Offered Shares, it must state in this written response (a “Purchase Response”) that the Offer Price is acceptable and that the Offeree is willing to purchase all and not less than all of the Offered Shares. If the Purchaser fails to provide a Purchase Response within the required time period in section 6.3(a) then the Purchaser will be deemed to have waived its rights to purchase any of the Offered Shares. For greater certainty, this waiver will not extend to any subsequent Selling Notice.
     (c) If the Purchase Response provides, in the aggregate, for the purchase by the Purchaser of not less than all of the Offered Shares at the Offer Price then the Offeror will be deemed to have entered into an agreement of purchase and sale in respect of the Offered Shares. The transaction of purchase and sale will be completed on the seventh Business Day following the expiry of the period provided in section 6.3(b) in accordance with the terms of the Selling Notice.
     (d) If the Purchase Response does not provide for the purchase of all of the Offered Shares at the Offer Price then the Offeror shall have the right within 60 days following the expiration of the time period specified in section 6.3(b), to enter into an agreement for the sale to any other person(s) the Offered Shares at a price not less than the Offer Price (and otherwise on the same terms as provided in the Selling Notice); provided that the Offeror may not sell less than all of the Offered Shares except in one or more transactions that are completed contemporaneously resulting in the sale of all of the Offered Shares to third parties. If the

Offeror has not sold all of the Offered Shares to one or more such Persons within the time period specified in this section 6.3(d), the provisions of section 6.3 shall once again apply with respect to the Offered Shares that were not sold.
ARTICLE 7
CONDITIONS OF CLOSING

7.1	Conditions of Closing in Favour of the Purchaser.
          The sale and purchase of the Purchased Shares (the “Closing”) is subject to the following terms and conditions for the exclusive benefit of the Purchaser, to be fulfilled or performed at or prior to the Time of Closing:
     (a) Representations and Warranties. The representations and warranties of the Vendors contained in this Agreement shall be true and correct in all material respects at the Time of Closing, with the same force and effect as if such representations and warranties were made at and as of such time;
     (b) Covenants. All of the terms, covenants and conditions of this Agreement to be complied with or performed by the Vendors at or before the Time of Closing shall have been complied with or performed; and
     (c) No Action or Proceeding. No legal or regulatory action or proceeding shall be pending or threatened by any person to enjoin, restrict or prohibit the purchase and sale of the Purchased Shares contemplated hereby.
          If any of the conditions contained in this section 7.1 shall not be performed or fulfilled at or prior to the Time of Closing to the satisfaction of the Purchaser, acting reasonably, the Purchaser may, by notice to the Vendors, terminate this Agreement and the obligations of the Vendors and the Purchaser under this Agreement other than the obligations contained in sections 9.2 and 9.3 shall be terminated. Any such condition may be waived in whole or in part by the Purchaser without prejudice to any claims it may have for breach of covenant, representation or warranty.

7.2	Conditions of Closing in Favour of the Vendors.
          The purchase and sale of the Purchased Shares is subject to the following terms and conditions for the exclusive benefit of the Vendors, to be fulfilled or performed at or prior to the Time of Closing:
     (a) Representations and Warranties. The representations and warranties of the Purchase and Guarantor contained in this Agreement shall be true and correct in all material respects at the Time of Closing, with the same force and effect as if such representations and warranties were made at and as of such time;
     (b) Covenants. All of the terms, covenants and conditions of this Agreement to be complied with or performed by the Purchaser and the Guarantor at or before the Time of Closing shall have been complied with or performed; and

     (c) No Action or Proceeding. No legal or regulatory action or proceeding shall be pending or threatened by any person to enjoin, restrict or prohibit the purchase and sale of the Holdco Shares contemplated hereby.
          If any of the conditions contained in this section 7.2 shall not be performed or fulfilled at or prior to the Time of Closing to the satisfaction of the Vendors, acting reasonably, the Vendors may, by notice to the Purchaser, terminate this Agreement and the obligations of the Vendors and the Purchaser under this Agreement other than the obligations contained in sections 9.2 and 9.3 shall be terminated. Any such condition may be waived in whole or in part by the Vendors without prejudice to any claims it may have for breach of covenant, representation or warranty.
ARTICLE 8
CLOSING ARRANGEMENTS

8.1	Place of Closing.
          The Closing shall take place at the Time of Closing at the offices of Davies Ward Phillips & Vineberg LLP, counsel for the Purchaser, 44th Floor, 1 First Canadian Place, Toronto, Ontario M5X 1B1.

8.2	Transfer.
          At the Time of Closing, upon fulfilment of all the conditions set out in Article 7, the following shall occur:
     (a) the Vendors shall execute and deliver to the Purchaser all such documents, certificates and instruments and do all such other acts and things as the Purchaser may consider necessary or desirable, acting reasonably, to effectively transfer and assign the Purchased Shares to the Purchaser, with a good and marketable title, free and clear of all Encumbrances, except as contemplated by this Agreement, and to deliver possession thereof to the Purchaser;
     (b) the Purchaser shall execute, issue and deliver to Holdco:
(i)	Note A;
(ii)	Note B; and
(iii)	a pledge agreement in the form set out in Schedule D (the “Pledge Agreement”); and
     (c) the Guarantor shall execute, issue and deliver to Holdco:
(i)	the guarantee of Note A and Note B, in the form of Schedule E.

8.3	Further Assurances.
          Each party to this Agreement covenants and agrees that, from time to time subsequent to the Closing Date, it will, at the request and expense of the requesting party,

execute and deliver all such documents, including, without limitation, all such additional conveyances, transfers, consents and other assurances and do all such other acts and things as any other party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this Agreement or of any agreement or other document executed pursuant to this Agreement or any of the respective obligations intended to be created hereby or thereby.
ARTICLE 9
MISCELLANEOUS

9.1	Notices.
     (a) Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by telecopy or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

(i)	if to the Vendors:

Suite 300, BCE Place
P.O. Box 762
181 Bay Street
Toronto, ON M5J 2T3 Canada

	Attention:	President
	Telecopier No.:	416.363.2856

(ii)	if to the Purchaser or the Guarantor:

XSTRATA PLC
Bahnhofstrasse 2, P.O. Box 102,
CH - 6301 Zug
Switzerland

	Attention:	Benny S. Levene
Chief Legal Counsel
	Telecopier No.:	+4141 726 7188
     (b) Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.
     (c) Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this section 9.1.

9.2	Commissions, etc.
          The Vendors agree to indemnify and save harmless the Purchaser from and against all claims, damages and expenses suffered or incurred by the Purchaser in respect of any commission or other remuneration payable or alleged to be payable to any broker, agent or other intermediary who purports to act or have acted for or on behalf of the Vendors.
          The Purchaser agrees to indemnify and save harmless the Vendors from and against all claims, damages and expenses suffered or incurred by the Vendors in respect of any commission or other remuneration payable or alleged to be payable to any broker, agent or other intermediary who purports to act or have acted for or on behalf of the Purchaser.
          Each party shall be responsible for any expenses incurred by it in connection with this Agreement.

9.3	Consultation.
          The parties shall consult with each other before issuing any press release or making any other public announcement with respect to this Agreement or the transactions contemplated hereby. The parties will use their respective reasonable efforts not to issue any press releases or other public statements inconsistent with the results of such consultation.

9.4	Guarantees.
          The Guarantor hereby irrevocably and unconditionally guarantees the full and timely performance of all of the obligations of the Purchaser under this Agreement.
          Brascan hereby irrevocably and unconditionally guarantees the full and timely performance of all of the obligations of Brascade and Holdco under this Agreement.

9.5	Best Efforts.
          The parties acknowledge and agree that, for all purposes of this Agreement, an obligation on the part of any party to use its best efforts to obtain any waiver, consent, approval, permit, licence or other document shall not require such party to make any payment to any person for the purpose of procuring the same, other than payments for amounts due and payable to such person, payments for incidental expenses incurred by such person and payments required by any applicable law or regulation.

9.6	Counterparts.
          This Agreement may be executed in counterparts, each of which shall constitute an original and all of which taken together shall constitute one and the same instrument.
          IN WITNESS WHEREOF this Agreement has been executed by the parties.

BRASCAN CORPORATION

by	/s/ Jeffrey M. Blidner

	Name:	Jeffrey M. Blidner
	Titled:	Managing Partner and Chairman, Investments,
Brascan Corporation

BRASCADE CORPORATION

by	/s/ Jeffrey M. Blidner

	Name:	Jeffrey M. Blidner
	Title:	Managing Partner and Chairman, Investments,
Brascan Corporation

6287042 CANADA LIMITED

by	/s/ Jeffrey M. Blidner

	Name:	Jeffrey M. Blidner
	Title:	Managing Partner and Chairman, Investments,
Brascan Corporation

1184760 ALBERTA LTD.

by	/s/ Benny Steven Levene

	Name:	Benny Steven Levene
	Title:	Director

XSTRATA PLC

by	/s/ Benny Steven Levene

Name: Benny Steven Levene
Title: Chief Legal Counsel

SCHEDULE A
Form of Note A

SCHEDULE B
Form of Note B

SCHEDULE C
Debenture Terms Sheet
Xstrata Capital Corporation A.V.V. US$375,000,000 4.00% guaranteed convertible debenture due
2017 convertible into 4.00% exchangeable redeemable preference shares of Xstrata Capital
Corporation A.V.V. which are guaranteed by, and will be exchangeable immediately upon issuance for, ordinary shares in Xstrata plc
Term sheet

Issuer:	Xstrata Capital Corporation A.V.V. (“XCC” or the “Issuer”)

Guarantor:	Xstrata plc

Underlying shares:	Debenture convertible into 4.00% exchangeable redeemable preference shares of XCC which will be exchangeable immediately upon issuance for ordinary shares of US$0.50 in the capital of Xstrata plc (“Shares”)

Number of underlying shares:	12,100,333 Shares at the initial exchange price and based upon a US$1.809:£1.00 fixed exchange rate, subject to adjustment in accordance with the anti-dilution provisions of the Debenture referred to below

Currency:	US$

Issue size:	US$375,000,000

Status:	The Debenture and the Guarantee constitute direct, unconditional, unsubordinated and (subject to the provisions of the negative pledge (as referred to below)) unsecured obligations of XCC and the Guarantor, respectively, and (subject as aforesaid and save for certain obligations required to be preferred by law) will rank equally with all other present and future unsecured and unsubordinated obligations of XCC and the Guarantor, respectively, from time to time outstanding

Rating:	The Debenture will not be rated. Xstrata plc is currently rated BBB+

Maturity:	14 August 2017 (the “Maturity Date”)

Issue Price:	100%

Interest:	4.00% of the par value of the Debenture payable semi-annually in arrear with the first interest payment date being the date that is 6 months after the Closing Date

Redemption price at maturity:	100% of the par value of the Debenture

Exchange price:	£17.1315 (the “Exchange Price”), which is a 35% premium to the closing price quoted for a Share as derived from the Daily Official List of the London Stock Exchange on 11 August 2005 (£12.69), subject to adjustment as set out below

Conversion period:	From 14 August 2006 until the fourteenth calendar day prior to the Maturity Date (both dates inclusive)

Early redemption option of XCC:	Callable on or after 14 August 2010 at par plus accrued interest

Issuer tax call:	No Issuer tax call or gross up

Events of default:	To follow the events of default in XCC’s existing US$600,000,000 3.95 per cent. Guaranteed Convertible Bonds due 2010 (the “Existing Convertibles”)

Cross-acceleration:	US$50,000,000 or its equivalent in other currencies

Anti-dilution provisions:	To follow the anti-dilution provisions in the Existing Convertibles

Extraordinary dividend protection:	To follow the extraordinary dividend protection in the Existing Convertibles other than the definition of “C” in the formula which will be amended to refer to an amount of US$171,000,000 rather than US$126,000,000

Takeover protection:	To follow the takeover protection in the Existing Convertibles with amendments to permit an independent financial adviser to calculate the theoretical value of the Debenture at anytime when there are no Existing Convertibles outstanding

Negative pledge:	To follow the negative pledge in the Existing Convertibles

Form:	Definitive registered

Transfer:	Non-transferable until 15 February 2006

Governing law:	English

Listing:	Unlisted but, if requested by the holder of the Debenture, XCC and the Guarantor agree to use all reasonable endeavours to obtain a quotation for, or listing of the Debenture (or bonds or debentures identical in all material respects to the Debenture issued in substitution for the Debenture) as soon as reasonably practicable following 14 August 2006 on such stock exchange or competent listing authority in Europe as is commonly used for the quotation or listing of equity-linked debt securities as they may determine

Closing date and settlement:	15 September 2005 or such other date (not being later than 6 October 2005) as Brascan and the Guarantor may agree (the “Closing Date”)
Note: The above terms will be included in a form of debenture, which, so far as possible, will otherwise contain the same terms and conditions as the Existing Convertibles.

SCHEDULE D
Form of Pledge Agreement

SCHEDULE E
Form of Guarantee

SCHEDULE F
Form of Subscription Agreement